Exhibit 12.1

WHITING PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Fixed charges:
Interest expensed	$214,926	$158,658	$100,531	$65,692	$53,834	$48,486
Interest capitalized	4,050	4,084	1,515	2,749	3,574	2,920
Amortized premiums, discounts and capitalized expenses related to indebtedness	33,058	11,984	12,405	9,518	8,682	10,592
Estimate of interest within rental expense	1,325	1,383	1,008	1,145	883	684

Total fixed charges	$253,359	$176,109	$115,459	$79,104	$66,973	$62,682

Earnings:
Income (loss) before income taxes	$(2,846,584)	$143,915	$571,871	$662,011	$780,319	$541,443
Income from equity investees	(149)	(215)	(542)	(588)	(1,032)	(1,311)
Fixed charges (above)	253,359	176,109	115,459	79,104	66,973	62,682
Amortization of capitalized interest	1,920	2,171	2,020	1,745	1,409	1,117
Distributed income from equity investees	159	393	654	930	1,533	1,323
Interest capitalized	(4,050)	(4,084)	(1,515)	(2,749)	(3,574)	(2,920)
Noncontrolling interest in pre-tax income of subsidiaries	48	62	52	90	59	—

Total earnings (loss)	$(2,595,297)	$318,351	$687,999	$740,543	$845,687	$602,334

Ratio of earnings to fixed charges (unaudited) (1)	—	1.81	5.96	9.36	12.63	9.61
Fixed charges and preferred stock dividends:
Fixed charges (above)	$253,359	$176,109	$115,459	$79,104	$66,973	$62,682
Preferred stock dividends (2)	—	—	844	1,722	1,704	26,516

Total fixed charges and preferred stock dividends	$253,359	$176,109	$116,303	$80,826	$68,677	$89,198

Ratio of earnings to fixed charges and preferred stock dividends (unaudited) (1)	—	1.81	5.92	9.16	12.31	6.75

(1)	For the nine months ended September 30, 2015, earnings were inadequate to cover fixed charges, and the ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends therefore have not been presented for that period. The coverage deficiency necessary for the ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $2.8 billion for the nine months ended September 30, 2015.
(2)	Preferred stock dividends represent pre-tax earnings required to cover any preferred stock dividend requirements using our effective tax rate for the relevant period.